                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999,

                                       OR

 TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from ______ to _____.

                          Commission file number 1-313

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
               ---------------------------------------------------
                            (Full title of the Plan)


    THE LAMSON & SESSIONS CO. 25701 Science Park Drive, Cleveland, Ohio 44122
    -------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                            THE LAMSON & SESSIONS CO.
                              DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



















                              MOORE STEPHENS APPLE
                          CERTIFIED PUBLIC ACCOUNTANTS











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                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----

Independent Auditors' Report                                                 2

Financial Statements

         Statements of Net Assets Available for Benefits
                  - Modified Cash Basis                                      4

         Statements of Changes in Net Assets Available for Benefits
                  - Modified Cash Basis                                      5

Notes to the Financial Statements                                            6

Schedule of Assets Held for Investment Purposes at Year End                 14

Exhibit 23 - Consent of Independent Public Accountants                      16

                          INDEPENDENT AUDITORS' REPORT






To the Board of Directors
The Lamson & Sessions Co.

We have audited the accompanying statements of net assets available for benefits
- modified cash basis of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 1999 and 1998, and changes in its net assets available for benefits for the year then ended in conformity with the modified cash basis of accounting.

As described in Note B, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 1999 and 1998, were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of and for the year ended December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Westlake, Ohio
May 2, 2000

                  LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
--------------------------------------------------------------------------------


                                                             DECEMBER 31,             1999                     1998
                                                                               -------------------      -------------------

    ASSETS

INVESTMENTS, AT FAIR VALUE
    Mutual Funds                                                                 $26,430,693                  $23,381,816
    Cash Value of Life Insurance                                                     106,415                       97,128
    Lamson & Sessions Company Stock                                                  456,247                      176,353
                                                                                 -----------                  -----------
                                                                                  26,993,355                   23,655,297
                                                                                 -----------                  -----------
RECEIVABLES:
    Employer's contribution                                                           34,765                         --
    Participants' contributions                                                       86,564                         --
    Participant loans                                                                592,307                      385,937
                                                                                 -----------                  -----------
                                                                                     713,636                      385,937
                                                                                 -----------                  -----------

        Total Assets                                                              27,706,991                   24,041,234
                                                                                 -----------                  -----------

    LIABILITIES

    Distributions payable                                                               --                          4,773
                                                                                 -----------                  -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                $27,706,991                  $24,036,461
                                                                                 ===========                  ===========



--------------------------------------------------------------------------------
   The accompanying notes are an integral part of these financial statements.

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





                  LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
--------------------------------------------------------------------------------


                                                 YEARS ENDED DECEMBER 31,            1999                     1998
                                                                                 -----------              -----------

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
        Net appreciation in fair value of investments                            $ 3,160,444              $ 2,152,999
        Interest and Dividends                                                       263,501                   89,410
                                                                                 -----------              -----------
                                                                                   3,423,945                2,242,409
                                                                                 -----------              -----------
    Contributions
        Employee salary deferrals                                                  2,089,489                2,053,157
        Employer matching                                                            773,770                  740,865
        Rollover contributions                                                         5,288                   10,645
                                                                                 -----------              -----------
                                                                                   2,868,547                2,804,667
                                                                                 -----------              -----------

        TOTAL ADDITIONS                                                            6,292,492                5,047,076
                                                                                 -----------              -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants                                                  2,612,375                2,778,168
    Insurance Premiums                                                                 9,587                   10,386
                                                                                 -----------              -----------
        TOTAL DEDUCTIONS                                                           2,621,962                2,788,554
                                                                                 -----------              -----------

           NET INCREASE IN NET ASSETS                                              3,670,530                2,258,522

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                                                             24,036,461               21,777,939
                                                                                 -----------              -----------


    END OF YEAR                                                                  $27,706,991              $24,036,461
                                                                                 ===========              ===========







--------------------------------------------------------------------------------
   The accompanying notes are an integral part of these financial statements.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                           DECEMBER 31, 1999 AND 1998

NOTE A - DESCRIPTION OF PLAN

         The following description of the The Lamson & Sessions Co. (the Company) Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the plan's provisions.

         1.        GENERAL

         The Plan is a defined contribution plan covering substantially all employees of the Company. Employees are eligible to participate in the plan on the first day of the calendar quarter after which they have attained the age of 21 and completed one-half (1/2) year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan's administrator. The Plan's custodian is the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing). Pershing was appointed custodian on April 9, 1998. The previous custodian was the Nationwide Life Insurance Company.

         2.        CONTRIBUTIONS

         Each year, participants contribute from 1% to 15% of their eligible compensation (pre-tax contributions), as defined in the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company.

         3.        PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions and earnings on those contributions. Forfeitures due to the distribution of a participant's account before the participant has become fully vested reduce subsequent company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.




--------------------------------------------------------------------------------


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


                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                           DECEMBER 31, 1999 AND 1998

NOTE A - DESCRIPTION OF PLAN - CONTINUED

     Participants may direct their individual account balances as of December 31, 1999 among the following investment options:

                  Bond Fund of America - This fund seeks a high level of current income consistent with preservation of capital by investing primarily in high quality corporate bonds and U.S. government securities.

                  Templeton Foreign Smaller Companies Fund - A foreign stock fund that seeks long-term capital growth.

                  EuroPacific Growth Fund - A foreign stock fund that seeks long-term capital appreciation by investing in companies located outside the United States.

                  Stable Value Fund - This fund seeks to produce consistent, positive returns for investors while preserving principal and maintaining liquidity.

                  Templeton Developing Markets Fund - An emerging market stock fund that seeks long-term capital appreciation by investing in stocks of issuers in countries with developing markets.

                  Fundamental Investors Fund - A large company value fund that invests primarily in large company stocks or investments that are convertible to stock. It seeks both long term growth of capital and current income.

                  Franklin Balance Sheet Investment Fund - A small company value fund that seeks capital appreciation primarily through investment in securities that the fund's manager believes are undervalued in the marketplace.

                  Franklin Real Estate Securities - A specialty real estate fund that seeks to maximize total return by investing in real estate securities.

                  MFS Massachusetts Investors Trust - A large company growth fund that seeks current income and long-term growth of capital.

                  Lord Abbett Developing Growth A Fund - A small company growth fund that seeks long-term capital growth by investing in stocks of companies with dramatic growth potential.

                  Lamson & Sessions Stock Fund - Funds are invested in common stock of the The Lamson & Sessions Co. The Fund's objective is to provide investment returns linked to Lamson & Sessions' long-term capital appreciation and offer employees a convenient way to invest in Lamson & Sessions' stock.



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                                       -7-

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                           DECEMBER 31, 1999 AND 1998


NOTE A - DESCRIPTION OF PLAN - CONTINUED

         In addition, subject to the terms of the Plan, participants with sufficient vested balances may borrow from their fund accounts. Participant loans are an additional investment option under the terms of the Plan.

         Prior to January 1, 1998, the Plan also offered participants the option to invest in life insurance. Participants with portions of their accounts invested in life insurance at January 1, 1998 have the option of keeping the insurance in place, but additional investments in insurance are no longer permitted.

         4.        VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on Years of Service as defined by plan provisions. A participant is fully vested after five years.

         5.        PARTICIPANT LOANS RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested balance in all their accounts reduced by their highest outstanding loan balance within the twelve (12) preceding months. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. A loan must be repaid through payroll withholding, the repayments must be periodic, and the term must not exceed five (5) years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the trustees on the date the loan is made. Interest rates currently charged on outstanding balances range from 7.25 percent to 11.58 percent.

         6.        PAYMENT OF BENEFITS

         Benefits upon retirement, death or other termination of employment may be paid either in a lump sum or in periodic payments. Withdrawals from a participant's account may be made prior to termination, subject to certain restrictions.




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                                       -8-

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                           DECEMBER 31, 1999 AND 1998

NOTE A - DESCRIPTION OF PLAN - CONTINUED

         7.        PLAN EXPENSES

         The Lamson & Sessions Co. absorbs all costs to administer the Plan.

         8.        FORFEITURES

         Forfeited nonvested accounts are used to reduce employer contributions. In 1999 and 1998, the amount of forfeited nonvested accounts which were applied to reduce such contributions were $42,485 and $52,069, respectively.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

         1.       BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the modified cash basis of accounting. Under this basis, contributions which are withheld by the plan sponsor but not allocated to participant accounts at year end are recorded as a receivable.

         2.       INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at their outstanding principal balance. Life insurance contracts are valued at cash value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded when received.

         3.       PAYMENT OF BENEFITS

         Benefits are recorded when paid.





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


                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                           DECEMBER 31, 1999 AND 1998

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

         4.       USE OF ESTIMATES

         The preparation of financial statements, in conformity with the modified cash basis of accounting, requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.


NOTE C - INVESTMENTS

         The following table presents investments at December 31, 1999 and 1998. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                        1999                1998
                                                                        ----                ----

              Bond Fund of America                               $    2,110,279     $    2,114,508
              EuroPacific Growth Fund                                 2,037,655          1,210,783
              Stable Value Fund                                       4,427,904          3,844,575
              Fundamental Investors                                   6,234,530          4,936,964
              Franklin Balance Sheet Investment Fund                  1,757,154          2,011,256
              Franklin Real Estate Securities                         1,062,686          1,241,302
              MFS Massachusetts Investors Trust                       5,360,902          5,505,575
              Lord Abbett Developing Growth A                         2,198,142          1,574,369
              Other                                                   2,396,410          1,601,902
                                                                 --------------     --------------

                                                                 $   27,585,662     $   24,041,234
                                                                 ==============     ==============


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


                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                           DECEMBER 31, 1999 AND 1998



NOTE C - INVESTMENTS - CONTINUED

              During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $3,160,444 and $2,152,999, respectively, as follows:

                                                                           1999                1998
                                                                           ----                ----

              Mutual funds at fair value as determined
              by quoted market prices.                              $    3,181,162       $    2,197,941

              Life insurance contracts at cash value.                        9,287               14,663

              The Lamson & Sessions Co. stock at
              fair value as determined by quoted market
              prices.                                                      (30,005)             (59,605)
                                                                    --------------       --------------

                                                                    $    3,160,444       $    2,152,999
                                                                    ==============       ==============


NOTE D - TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1996, that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE E - PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.






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                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                           DECEMBER 31, 1999 AND 1998

NOTE F - RELATED PARTY TRANSACTIONS

         The Lamson & Sessions Stock Fund invests in Lamson & Sessions Co. common stock, which is traded on the New York Stock Exchange under the symbol LMS. The fund maintains short-term cash sufficient to meet its estimated daily cash needs. The fund purchases shares of Lamson & Sessions Co. common stock on the open market at open market prices. Transactions in the fund qualify as party-in-interest transactions.


NOTE G - SUBSEQUENT EVENTS

         Effective January 1, 2000 for each salaried participant for whom a salary reduction contribution has been made, the employer shall also contribute an additional matching contribution equal to 25% of such salary reduction contribution, up to the first 6% of the participant's contribution. This additional contribution is required to be contributed or initially invested in The Lamson & Sessions Stock Fund. Immediately following such contribution or initial investment in stock, the participant shall have the ongoing option to redirect the investment of such matching contributions among the investment options available under the Plan.

         As a result of the annual review of plan investments by the Trustees on April 12, 2000 the MFS Massachusetts Investors Trust is being replaced as an investment option with the Fidelity Advisory Equity Growth Trust. In addition, The Franklin Templeton Foreign Smaller Companies Fund is being replaced as an investment option with the Putnam International Voyager A Fund.







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











================================================================================


                            SUPPLEMENTAL INFORMATION


================================================================================

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
YEAR END                EIN:  34-0349210                              PLAN:  028
--------------------------------------------------------------------------------


                                                          DECEMBER 31, 1999

       COLUMN A           COLUMN B                        COLUMN C                             COLUMN E
       --------           --------                        --------                             --------

                     IDENTITY OF ISSUE,
                          BORROWER,
                          LESSOR OR                   DESCRIPTION OF                           CURRENT
                        SIMILAR PARTY                  INVESTMENT(1)                            VALUE
                     ------------------               ---------------                          -------

                    American Funds                 Bond Fund of America               $       2,110,279

                                                   EuroPacific Growth Fund                    2,037,655

                                                   Fundamental Investors                      6,234,530

                    Franklin Templeton             Foreign Smaller Companies                    584,179

                                                   Developing Markets Fund                      636,853

                                                   Balance Sheet Investment Fund              1,757,154

                                                   Real Estate Securities                     1,062,686

                    MFS                            Massachusetts Investors Trust              5,360,902

                    Lord Abbett                    Developing Growth A                        2,198,142

                    Invesco                        Stable Value Fund                          4,427,904

                    New England                    Cash value of Insurance                      106,415

         *          Pershing                       Money Market Account                          20,409

         *          Lamson & Sessions              Stock Fund                                   456,247

                    Participant Loans              Participant loans
                                                      with various rates of
                                                      interest from 7.25% to
                                                      11.58% and various
                                                      maturity dates through
                                                      2015
                                                                                                592,307
                                                                                      -------------------

         TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END                        $      27,585,662
                                                                                      ===================







--------------------------------------------------------------------------------
*Party-In-Interest

(1) Including maturity date, rate of interest, collateral, par or maturity value, where applicable.



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                                      -14-

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  THE LAMSON & SESSIONS CO.
                                                  DEFERRED SAVINGS PLAN

Date:  June 27, 2000                              By:  /s/  James J. Abel
                                                               Trustee









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